July 29, 2024

Todd Gibson
Chief Executive Officer
YERBAE BRANDS CORP.
18801 N Thompson Peak Pkwy
Suite 380 Scottsdale AZ, 85255

       Re: YERBAE BRANDS CORP.
           Registration Statement on Form 10-12G
           Filed July 2, 2024
           File No. 000-56654
Dear Todd Gibson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing